PHARMD LIVE

Our Mission is to Prevent Deadly Adverse Drug Reactions

🟦 PITCH VIDEO   ⬜ INVESTOR PANEL



pharmdlive.com   Washington DC   🐦 📘 📡   Technology   Healthcare   Female Founder   Black Founder   Minority Owned

Highlights

(1) Each year, over 100,000 adults die from Adverse Drug Reactions, the 4th leading cause of death.

(2) Our ready-to-market solution with high growth potential will change that.

(3) $40B in Medicare funding approved to pay for this service - of which only 1.5% was accessed in 2019.

(4) The COVID-19 pandemic has proven Telehealth solutions to be the future of healthcare delivery.

(5) Patent-pending technology platform for predictive medication side-effect profiling.

(6) Our CCM service provides physicians with revenue opportunities and increased CMS incentive payouts .

(7) Strong, entrepreneurial leadership team with more than 200 years combined of healthcare experience.

(8) We partner with medical practices to provide turnkey telehealth service to patients.

Our Team



Cynthia Chioma NWAUBANI   Chief Executive Officer

Board-Certified Geriatric Pharmacist. Strategic and analytical thinker, strong aptitude for problem-



Cynthia Chioma NWAUBANI   Chief Executive Officer

Board-Certified Geriatric Pharmacist. Strategic and analytical thinker, strong aptitude for problem-solving. Expert in medication management and chronic care solutions for multiple practices. Expert in value-based population health management

Our Founder is a Geriatric Pharmacist who witnessed countless numbers of preventable medication-related problems, including death, especially in elderly patients with multiple chronic conditions. When Medicare began funding CCM in 2015 , she was inspired to create a solution built around the training and experience of Pharmacists.



Trang Flores   COO and CTO

Grew multiple startups nationally and successful exits with four joint venture health system partnerships. Epic Certified . Nominated for Becker's CIO of the Year.



Don McClure   CFO

Don McClure brings over 20 years experience in accounting and finance with over 10 years as a CFO. His expertise includes raising over $248M in investor funds from international and domestic sources through preferred and common stock offerings.

The Story of PharmD Live



The American Healthcare Crisis
3 in 4 elderly patients take several medications prescribed by different doctors
50 million Adverse Drug Events (ADEs) yearly, the 4th leading cause of deaths, 100K/year
Patients on 7+ medications have an 82% risk of experiencing an ADE
$300 billion/yr due to medication non-adherence
Cost of chronic diseases are projected to exceed $4.8 trillion by 2023.
Sources: FDA, CDC, NIH
Chronic diseases



Here's What's Driving These Numbers
A 73-year-old Medicare patient is being treated for three chronic conditions: diabetes, hypertension, and kidney disease.
She sees a primary care doctor and multiple specialists, who each prescribe medications that may have side effects.
Taking 7 medications a day, there is an increased chance of missed medications, accidental double dosages, and she is at an 82% risk for an Adverse Drug Event.
Personalized care coordination is needed, which is lacking and confusing in today's healthcare system.



Fragmented & Inefficient Healthcare System
A fragmented healthcare system has resulted in patient anxiety, medication errors, and non-compliance causing unnecessary increased hospitalizations and emergency visits.
EMERGENCY



PharmD Live Solutions
Chronic Care Management
Remote Patient Monitoring



PharmD Live Differentiators
Remote Patient Monitoring
Patient Risk Assessment & Stratification
Chronic Care Management
20% High Risk
Multiples disease states & medications
50% Rising Risk
Multiples risk factors & chronic conditions
30% Low Risk
Stable patients
Medication Risk Management
Interactive Patient Engagement
Care Coordination
Patient outcome
Personalized Care Plan
Personalized Medication Regimen
Pharmacist Care Delivery
Personalized Medicine
Available 24x7



PharmD Live Technology
Advanced Predictive Analytics
Identify high-risk patients and enable customized and targeted interventions
• Risk stratification and scoring
• Personalized interventions
Business Intelligence Reporting
Mining telehealth data for population health and patient care insights
• Cost savings
• Quality metrics
• Custom reports
Data-Driven Patient Insight